UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

RING ENERGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

76680V108
(CUSIP Number)

Mr. Simon G. Kukes
575 N. Dairy Ashford
Energy Center II, Suite 210
Houston, Texas 77079
Telephone: (713) 969-5027
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 76680V108	Schedule 13D/A	Page 2 of 7

1	NAME OF REPORTING PERSONS Mr. Simon G. Kukes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF	7	SOLE VOTING POWER 6,600,180 shares of Common Stock
SHARES BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 6,600,180 shares of Common Stock
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,600,180 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% of the Issuer’s outstanding Common Stock(1)
14	TYPE OF REPORTING PERSON IN

(1)  Based on the number of outstanding shares of Common Stock set forth on the cover page of the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the Securities and Exchange Commission on March 17, 2021.

Cusip No. 76680V108	Schedule 13D/A	Page 3 of 7

1	NAME OF REPORTING PERSONS J. Douglas Schick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF	7	SOLE VOTING POWER 7,500 shares of Common Stock
SHARES BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 7,500 shares of Common Stock
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *% of the Issuer's outstanding Common Stock (1)
14	TYPE OF REPORTING PERSON IN

* Less than 0.1%.
(1)  Based on the number of outstanding shares of Common Stock set forth on the cover page of the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the Securities and Exchange Commission on March 17, 2021.

Cusip No. 76680V108	Schedule 13D/A	Page 4 of 7

This Amendment No. 10 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 21, 2019, by Mr. Simon G. Kukes, Mr. John J. Scelfo (no longer a member of the Reporting Group), Mr. Ivar Siem (no longer a member of the Reporting Group), and Mr. J. Douglas Schick, as amended by Amendment No. 1 thereto filed on February 18, 2020 (“Amendment No. 1”), Amendment No. 2 thereto filed on March 2, 2020 (“Amendment No. 2”), Amendment No. 3 thereto filed on August 12, 2020 (“Amendment No. 3”), Amendment No. 4 thereto filed on November 10, 2020 (“Amendment No. 4”), Amendment No. 5 thereto filed on November 19, 2020 (“Amendment No. 5”), Amendment No. 6 thereto filed on December 2, 2020 (“Amendment No. 6”), Amendment No. 7 thereto filed on December 10, 2020 (“Amendment No. 7”), Amendment No. 8 thereto filed on December 17, 2020 (“Amendment No. 8”) and Amendment No. 9 thereto filed on January 28, 2021 (“Amendment No. 9”, and the Schedule 13D, as amended to date, the “Schedule 13D”).

As used in this Amendment:

●
“Common Stock” means the common stock of the Issuer;
●
“Issuer” means Ring Energy, Inc.;
●
“Reporting Persons” means Mr. Simon G. Kukes and Mr. J. Douglas Schick; and
●
“Shares” means the aggregate of 6,607,680 shares of Common Stock of the Issuer beneficially owned by the Reporting Persons.

Other capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 4. Purpose of Transaction

On March 2, 2020, the Reporting Persons issued a press release, a copy of which is incorporated by reference herein as Exhibit 99.2 hereto, which included a letter to the Board of Directors of the Issuer. The full text of the press release is incorporated into this Item 4 by reference.

On August 10, 2020, the Reporting Persons delivered another letter to the Board of Directors of the Issuer (the “Letter”). Pursuant to the Letter, in accordance with the provisions of the Issuer’s Bylaws (and not pursuant to the SEC’s Rule 14a-8) they nominated more than a dozen individuals as candidates for the board of the Issuer (the “Board”).

The Reporting Persons believe that in the past there may have been failures of corporate governance by the Board of the Issuer and that these failures may have contributed to the catastrophic fall in the Issuer’s stock price.

The Reporting Persons seek to improve the quality of the Issuer’s Board. The Reporting Persons believe that a newly reconstituted Board that includes some of their nominees will better serve the interests of all of the Issuer’s shareholders.

The Reporting Persons sought to avoid an expensive and distracting proxy contest. For this reason, the Reporting Persons were prepared to reach a reasonable compromise with the incumbent Board.

On November 10, 2020, the Reporting Persons filed a press release calling upon their fellow shareholders to withhold votes on all members of the Issuer’s Board of Directors in the upcoming election and to encourage the proxy advisory firms to do a detailed investigation of the incumbent Board members. The full text of the November 10, 2020 press release is incorporated by reference herein as Exhibit 99.3 and incorporated in this Item 4 by reference.

On November 19, 2020, the Reporting Persons filed another press release calling upon their fellow shareholders to withhold votes on all members of the Issuer’s Board of Directors in the upcoming election and to encourage the proxy advisory firms to do a detailed investigation of the incumbent Board members. The full text of the November 19, 2020 press release is incorporated by reference herein as Exhibit 99.4 and incorporated in this Item 4 by reference.

Cusip No. 76680V108	Schedule 13D/A	Page 5 of 7

On December 2, 2020, the Reporting Persons filed another press release calling upon their fellow shareholders to withhold votes on all members of the Issuer’s Board of Directors in the upcoming election and raising certain concerns regarding the qualifications and compensation of the Issuer’s Chief Executive Officer. The full text of the December 2, 2020 press release is incorporated by reference herein as Exhibit 99.5 and incorporated in this Item 4 by reference.

On December 10, 2020, the Reporting Persons filed another press release noting that they believe that the slate of directors that are listed in the proxy mailed out by the Issuer do not represent the best interests of all shareholders, urging their fellow shareholders to withhold votes on all members of the Issuer’s Board of Directors in the upcoming election and raising certain concerns regarding conflicts of interest between board members. The full text of the December 10, 2020 press release is incorporated by reference herein as Exhibit 99.6 and incorporated in this Item 4 by reference.

On December 17, 2020, the Reporting Persons filed another press release noting that they believe the lack of support shown by the shareholders of the Issuer at its December 15, 2020 Annual Meeting shows the Board of Directors of the Issuer needs to make changes as they no longer represent the best interests of all shareholders, and that they continue to be concerned with the Board’s poor performance, conflicts of interest and potential violations of fiduciary duties and disclosure obligations. The Reporting Persons also called upon each individual shareholder and institutional shareholder of the Issuer to examine the actions of the Board with regard to the appointment and compensation of its new CEO and the sale of shares in October 2020, and to also examine all of the other potential distractions that the Board may face, and examine potential serious fiduciary duty issues and conflicts of interest that the Board may have; and further called for the incumbent Board of the Issuer to heed the voice of its shareholders and promptly add shareholder representatives to the Board in an effort to improve the overall quality of corporate governance and help drive shareholder returns. The full text of the December 17, 2020 press release is incorporated by reference herein as Exhibit 99.7 and incorporated in this Item 4 by reference.

On April 1, 2021, the Reporting Persons filed another press release noting that they are generally encouraged by the Issuer’s actions over the past year which follows the guidance laid out in the Reporting Persons’ March 2, 2020 letter to the Board of Directors of the Issuer, which provided explicit recommendations to strengthen the Issuer in the near-term such as: (1) reconstitute the Board of Directors to address entrenchment, inter-relation among directors, and lack of fresh perspective and opinion on the Board; (2) consolidate office locations and management to a central location to save G&A and allow for constructive interaction; (3) focus investment on core assets, divest non-core assets when the market recovers; (4) build management credibility with focus on investor relations and public communications strategy; and (5) engage major market independent audit firm to enhance Company credibility and accountability. The Reporting Persons went on to clarify that they are not interested at this time in nominating Board members or presenting proposals to the Issuer; however, they will continue to actively monitor the Issuer, including its corporate governance and continued execution of its turnaround plan and continue to implore management and the Board to pay down debt and seek an eventual deleveraging transaction. The full text of the April 1, 2021 press release is attached as Exhibit 99.8 hereto and incorporated in this Item 4 by reference.

The Reporting Persons continue to believe that the Issuer has tremendous value and that if the Issuer is run appropriately, the Issuer’s earnings will grow and the Issuer’s stock price will rise.

The Reporting Persons are hopeful that the Board of the Issuer will deliver on the Issuer’s potential.

In order to better understand the views of other stockholders of the Issuer, the Reporting Persons have in the past, and in the future may, reach out to other stockholders of the Issuer via phone and other means. These calls have been and are expected to continue to be, informational only, and no group has been formed and there is no expectation that any group will be formed with any other stockholder now or in the future, as a result of such calls/correspondence, or otherwise.

The Reporting Persons acquired the Shares in the belief that the Shares were undervalued. The Reporting Persons have spoken to, and intend to continue to speak with, representatives of the Issuer’s Board and management to discuss enhancing shareholder value and the potential for undertaking transactions which the Reporting Persons believe will be beneficial to stockholders of the Issuer as outlined in the prior press releases described above and attached hereto or incorporated herein by reference.

Cusip No. 76680V108	Schedule 13D/A	Page 6 of 7

The Reporting Persons are considering all of their options, and while they have no present plan to do so (except as otherwise disclosed in this Item 4), they reserve the right and are considering whether to propose other transactions which relate to or would result in one or more of the actions specified in clauses (a) through (f) or (j) (as relates to (a) through (f)) of Item 4 of Schedule 13D (except as discussed above, in connection with a prior proposed change in the present board of directors and management of the Issuer, and which may in the future include proposals to change the number or term of directors or to fill vacancies on the Board). The Reporting persons have no present plan to propose any transaction which relates or would result in one or more of the actions specified in clauses (g) through (i) or (j) (as relates to (g) through (i)) of Item 4 of Schedule 13D.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement by and among Mr. Simon G. Kukes and Mr. J. Douglas Schick dated August 12, 2020 (Incorporated by reference to Exhibit 99.1 to Amendment No. 3 filed on August 12, 2020)
99.2	Press Release dated March 2, 2020 (Incorporated by reference to Exhibit 99.1 to Amendment No. 2 filed on March 2, 2020)
99.3	Press Release dated November 10, 2020 (Incorporated by reference to Exhibit 99.3 to Amendment No. 4 filed on November 10, 2020)
99.4	Press Release dated November 19, 2020 (Incorporated by reference to Exhibit 99.4 to Amendment No. 5 filed on November 19, 2020)
99.5	Press Release dated December 2, 2020 (Incorporated by reference to Exhibit 99.5 to Amendment No. 6 filed on December 2, 2020)
99.6	Press Release dated December 10, 2020 (Incorporated by reference to Exhibit 99.6 to Amendment No. 7 filed on December 2, 2020)
99.7	Press Release dated December 17, 2020 (Incorporated by reference to Exhibit 99.7 to Amendment No. 8 filed on December 17, 2020)
99.8	Press Release dated April 1, 2021 (Attached hereto)

Cusip No. 76680V108	Schedule 13D/A	Page 7 of 7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2021 /s/ Mr. Simon G. Kukes
Mr. Simon G. Kukes

Dated: April 1, 2021 /s/ Mr. J. Douglas Schick
Mr. J. Douglas Schick